SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           Lakeland Industries, Inc.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)


                                     511795
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                                 (CUSIP Number)

              Harold S. Poster, Esq., Gilmartin, Poster & Shafto,
                         One William St., N.Y., NY 10004
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           (Name, Address, Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 August 29, 1989
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                Page 1 of 6  Pages

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CUSIP No. 511795                     13D                    Page 2 of 6 Pages
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             Christopher J. Ryan
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                            251,977
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                                         8          SHARED VOTING POWER

                                                    0
                                ------------------------------------------------
                                         9          SOLE DISPOSITIVE POWER

                                                    251,977
                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER

                                                    0
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               251,977
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]


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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.4%
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     14        TYPE OF REPORTING PERSON*

               IN
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
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CUSIP No. 511795                     13D                    Page 3 of 6 Pages
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                                 SCHEDULE 13(D)
                               (Amendment No. 1)

        This Amendment No. 1 restates and amends in its entirety the statement of Christopher J. Ryan on Schedule 13D dated April 25, 1989.

Item 1. Security and Issuer

        The class of equity securities to which the Schedule relates is the Common Stock, $.01 par value per share (the "Common Stock") of Lakeland Industries, Inc., a Delaware corporation ( the "Company") The Company has its principal executive offices at 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

This Schedule is being filed pursuant to Section 13(d) of (the Securities Exchange Act"), and the rules and regulations promulgated thereunder.

Item 2.  Identity and Background

        (a)     The name of the person  filing this Schedule is  Christopher  J.
                Ryan.

        (b)     Mr.  Ryan's  Business   address  is  c/o  Lakeland   Industries,
                Inc.711-2 Koehler Avenue, Ronkonkoma, New York 11779.

        (c) Mr. Ryan's principal occupation is Director Executive Vice President-Finance and Secretary of the Company.

        (d) Mr. Ryan has not been convicted during the past five years in a criminal proceeding.

        (e) Mr. Ryan has not been a party during the past five years to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of any such proceeding, was not and is not subject to a judgement, degree or final order enjoining future violations or of prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f)     Mr. Ryan is a U.S. citizen.

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CUSIP No. 511795                     13D                    Page 4 of 6 Pages
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Item 3.  Source and Amount of Funds or Other Consideration

        As described below in this Item 3, the Securities to which this Schedule relates (a) were acquired, in part, by Mr. Ryan pursuant to the terms of an employment agreement, having a term commencing February 1, 1986 and ending January 31, 1989, between the Company and Mr. Ryan; (b) were acquired, in part, by Mr. Ryan pursuant to subsequent purchases and/or exercises of options relating to the Company's securities; or (c) are beneficially owned by Mr. Ryan by reason of options to acquire such securities conferred on him in his capacity as an employee of the Company, all as described hereinbelow.

        When Mr. Ryan filed his original Schedule 13D dated April 25, 1989, he owned an aggregate of 160,500 shares of the Company's Common Stock, 132,727 shares of which were transferred to him on January 31, 1989 upon the conclusion of and pursuant to the Employment Agreement which commenced on February 1, 1986 and concluded on January 31, 1989.

        In August 1989, Mr. Ryan sold 26,200 shares of the Company's Common Stock owned by him. During the period commencing August 14, 1991 and ending October 27, 1992, Mr. Ryan acquired by purchase an additional 22,000 shares of the Company's Stock.

        On November 20, 1992, Mr. Ryan aquired by purchase an additional 36,000 shares of the Company's Common Stock.

        Mr. Ryan sold 1,073 shares of the Company's Common Stock on June 10, 1993 and acquired 1,000 shares of such Common Stock on July 19, 1995.

        On September 13, 1997 pursuant to the exercise of stock options conferred on him in his capacity as an employee of the Company, Mr. Ryan acquired by purchase and additional 44,700 shares of the Company's Common Stock, Bringing his total ownership of shares on that date to 246,927.

        On October 14, 1999 Mr. Ryan acquired by purchase an additional 1,000 shares of the Company's Common Stock, bringing his total ownership of shares on that date to 247,927.

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CUSIP No. 511795                     13D                    Page 5 of 6 Pages
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        As of the date hereof,  Mr. Ryan is deemed to own  an  additional  4,050 shares of the Company's Common Stock by reason of options to acquire such stock which were granted to him by the Company on January 1, 1994 and are presently exercisable by him.

        Taking into account Mr. Ryan's options to acquire 4,050 shares of the Company's Common Stock and the 247,927 shares presently owned by him, Mr. Ryan beneficially owns on the date hereof a total of 251,977 shares or the Company's Common Stock.

Item 4.  Purpose of Transaction

        Mr. Ryan does not have any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) and extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e)any material change in the present capitalization or dividend policy of the Company;(f) any other material change in the Company's business or corporate structure; (g) any change in the Company's Certificate of Incorporation or By-Laws or other action which may impede the acquisition of control of the Company by any person; (h) any of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Company's securities becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; and (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) On the date hereof Mr. Ryan is the beneficial owner of 251,977 shares of the Company's Common Stock.
        (b) Mr. Ryan has the sole voting and disposition power in respect of the 251,977 shares reported in Item 5 (a) of this Schedule, there being no shared power to vote or direct the disposition of such securities.
        (c)     There has been one  transaction  in the  securities  reported in
                Item 5(a) by Mr. Ryan within the past 60 days. 1,000 Shares were purchased on October 18, 1999.

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CUSIP No. 511795                     13D                    Page 6 of 6 Pages
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        (d)     No  person  other  than Mr.  Ryan has the  right to  direct  the receipt to dividends from, or the proceeds from the sale of, the securities of the Company reported in Item 5 (a) above.
        (e)     Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ryan and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

        There are no agreements, contracts, arrangements, understandings, plans or proposals existing with respect to the matters set forth in subdivisions (1),
(2) or (3) under Item 7 of this Schedule and, accordingly, there are no exhibits.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1999

                                                  /s/ Christopher J. Ryan
                                                  ------------------------------
                                                  Christopher J. Ryan